FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For December 3, 2003

Commission File Number: 000-30932

REGUS PLC
(Translation of registrant’s name into English)

3000 Hillswood Drive
Chertsey KT16 0RS
England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

REGUS PLC

INDEX TO EXHIBITS

Item

1.	Press release dated December 1, 2003

Signatures

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 3, 2003

REGUS PLC. By: /s/ Tim Regan Name: Tim Regan Title: Company Secretary

ITEM 1

UNDER STRICT EMBARGO

1 December 2003

NOT FOR RELEASE, DISTRIBUTION OR PUBLICATION IN WHOLE OR IN PART, DIRECTLY OR
INDIRECTLY, IN OR INTO THE UNITED STATES OF AMERICA, AUSTRALIA, IRELAND, CANADA,
FRANCE, NEW ZEALAND, SOUTH AFRICA OR SWITZERLAND

REGUS SCHEME OF ARRANGEMENT TO CREATE NEW HOLDING COMPANY BECOMES EFFECTIVE

Regus Group plc announces that the Court has sanctioned the Scheme of Arrangement of Regus plc, whereby Regus Group plc is to be established as a new holding company for the group, and that the Scheme has today become effective.

It is expected that shares in Regus Group plc will be admitted to the Official List of the UK Listing Authority and that trading will commence on the London Stock Exchange market for listed securities at 8.00 a.m. today.

It is expected that distribution of nil paid rights in connection with the forthcoming Rights Issue of Regus Group plc will commence on 4 December 2003 and that admission of the new Regus Group plc shares to the Official List of the UK Listing Authority, nil paid, will become effective and that trading on the London Stock Exchange in the new Regus Group plc shares, nil paid, will commence at 8.00 a.m. on 5 December 2003.

Enquiries

Regus Group plc Stephen Jolly, Group Communications Director	01932 895138

KBC Peel Hunt Ltd David Davies/Julian Blunt	020 7418 8900

Financial Dynamics Richard Mountain/David Yates	020 7269 7291

Definitions used in the Regus Group Plc prospectus dated 13 November 2003 (the “Prospectus”) shall have the same meanings when used in this announcement, unless the context requires otherwise. This announcement shall not constitute or form any part of any offer or invitation to subscribe for, underwrite or otherwise acquire, or any solicitation of any offer to purchase or subscribe for, the Nil Paid Rights, the Fully Paid Rights or the Shares (the “Securities”). Any purchase of, or application for, Securities in the Rights Issue should only be made on the basis of information contained in the Prospectus and any supplement thereto.

These materials are not an offer for sale of the Securities in the United States of America. The Securities have not been and will not be registered under the U.S. Securities Act of 1933, as amended, or under any relevant securities laws of any state of the United States of America and may not be offered, sold, taken up, renounced or delivered, subject to certain limited exemptions, within the United States of America. The Securities will not qualify for distribution under any of the relevant securities laws of the Excluded Territories. Accordingly, subject to certain exceptions, the Securities may not be offered, sold, delivered, renounced or transferred, directly or indirectly, in or into the Excluded Territories. There is no public offer of the Securities in the United States of America.

Prices and values of, and income from, shares may go down as well as up and an investor may not get back the amount invested. It should be noted that past performance is no guide to future performance. Persons needing advice should consult an independent adviser.

Certain statements made on or contained in this announcement may constitute “forward-looking statements”. These statements, which reflect Regus Group’s beliefs and expectations, are subject to risks and uncertainties that may cause actual results or events to differ materially from those reflected or contemplated in such forward-looking statements.

KBC Peel Hunt Ltd is acting exclusively for Regus Group Plc and no-one else in connection with the Rights Issue and will not be responsible to anyone other than Regus Group Plc for providing the protections afforded to clients of KBC Peel Hunt Ltd or for providing advice in relation to the Rights Issue or any matters referred to herein.

The address of KBC Peel Hunt Ltd is 111 Old Broad Street, London EC2 1PH.